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                              February 1, 2024

       Lisa Gibbs
       Chief Financial Officer
       Amtech Systems, Inc.
       131 South Clark Drive
       Tempe, Arizona 85288

                                                        Re: Amtech Systems,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2023
                                                            Filed December 14,
2023
                                                            File No. 000-11412

       Dear Lisa Gibbs:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended September 30, 2023

       Liquidity and Capital Resources, page 42

   1. We note that on page 44 and elsewhere in your Form 10-K you disclose that you were not in compliance with the
Debt to EBITDA and Fixed Charge Coverage Ratio financial
                                                        covenants under your
loan agreement, and that you entered into a forebearance agreement with the bank related
to such non-compliance, pursuant to which the bank agreed to forbear through January
17, 2025 from exercising its rights and remedies available to it as a result of such
defaults. In future filings, please expand your disclosures of liquidity and capital resources to
address the following:
                                                            Describe the terms
of each covenant covered by the forebearance agreeement, or any similar
agreements, including a presentation of the required and actual ratio/amount as of the most
recent compliance date.
                                                            Explain how
additional future violations of this or other debt covenants would impact your liquidity and
capital resources. Specifically, you should state whether
                                                             noncompliance with
any covenants could lead to the acceleration of payments
 Lisa Gibbs
Amtech Systems, Inc.
February 1, 2024
Page 2


              due under any of your debt arrangements. Refer to Items 303(b)(1) and (c)(1)
              of Regulation S-K.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-551-
3361 with any questions.



FirstName LastNameLisa Gibbs                                 Sincerely,
Comapany NameAmtech Systems, Inc.
                                                             Division of
Corporation Finance
February 1, 2024 Page 2                                      Office of
Technology
FirstName LastName